Exhibit 99.1

Nova Scotia Power Inc.

Earnings Coverage Ratio

Pursuant to Section 8.4 of National Instrument 44-102, this updated calculation of the earnings coverage ratio is filed as an exhibit to the audited financial statements of Nova Scotia Power Inc. for the year ended December 31, 2010, in conjunction with a base shelf prospectus dated May 21, 2010.

The following earnings coverage ratio is calculated for the twelve-month period ended December 31, 2010.

Twelve months ended December 31, 2010
Earnings Coverage (1)	1.82

(1)

Earnings coverage is equal to net earnings applicable to common shares plus: income taxes, interest on long term-debt, amortization of debt financing and after-tax preferred share dividends declared during the year together with undeclared preferred share dividends, if any, divided by interest on long-term debt plus amortization of debt financing and pre-tax preferred dividends.